UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 29, 2018

Commission File Number 001-34153

GLOBAL SHIP LEASE, INC.

(Exact name of Registrant as specified in its Charter)

c/o Portland House,

Stag Place,

London SWIE 5RS,

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). Yes  ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). Yes  ☐ No  ☒

Information Contained in this Form 6-K Report

Attached hereto as Exhibit I is a press release dated October 29, 2018 of Global Ship Lease, Inc. (the “Company”) reporting the Company’s financial results for the three and nine months ended September 30, 2018. Attached hereto as Exhibit II are the Company’s interim unaudited consolidated financial statements for the three and nine months ended September 30, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.

Date: October 30, 2018	By:	/s/ Ian J. Webber
Ian J. Webber
Chief Executive Officer

Exhibit I

Investor and Media Contacts:

The IGB Group

Bryan Degnan

646-673-9701

or

Leon Berman

212-477-8438

Global Ship Lease Reports Results for the Third Quarter of 2018

LONDON, ENGLAND — October 29, 2018 — Global Ship Lease, Inc. (NYSE:GSL) (the “Company”), a containership charter owner, announced today its unaudited results for the three months and nine months ended September 30, 2018.

Third Quarter and Year To Date Highlights

- Reported operating revenue of $35.9 million for the third quarter 2018. Revenue for the nine months ended September 30, 2018 was $107.0 million

- Reported net income available to common shareholders of $3.9 million for the third quarter 2018. For the nine months ended September 30, 2018, net income was $12.1 million

- Generated $23.6 million of Adjusted EBITDA(1) for the third quarter 2018. Adjusted EBITDA for the nine months ended September 30, 2018 was $70.6 million

- On September 10, 2018, announced that it had entered into a $65.0 million credit facility with funds associated with Hayfin Capital Management and Breakwater Capital to fund the acquisition of additional containerships. The non-amortizing facility may be drawn down during an 8-month period beginning September 10, 2018 and reaches maturity in July 2022.

- On September 20, 2018, announced a new time charter with Maersk Line for the 2004-built, 8,063 TEU containership GSL Ningbo, previously named OOCL Ningbo, following her redelivery by OOCL on September 17, 2018. The new charter commenced on September 21, 2018, for a period of between two and 12 months, with a subsequent option for an additional 12-month extension (at charterer’s option). During the first three months, the charter is at a rate of $11,500 per day; during months four to six, at $12,100 per day; during months seven to 12, at $12,400 per day; and during the subsequent 12-month option period, at $18,000 per day.

- On September 20, 2018, also announced an extension of its charter with CMA CGM for the 2002-built, 2,207 TEU containership Julie Delmas, which has been renamed GSL Julie. The extension commenced in direct continuation of the existing charter with effect from October 26, 2018, maintaining the current rate of $7,800 per day. The extended term runs through January 20, 2019 to March 20, 2019 (at charterer’s option).

- On October 29, 2018, announced the definitive agreement for a strategic combination with Poseidon Containers.

Ian Webber, Chief Executive Officer of Global Ship Lease, stated, “During the third quarter, we generated solid cash flows, while taking steps to further diversify GSL’s counterparty portfolio and extend our charter coverage. Specifically, we added Maersk, the world’s largest container liner company as a counterparty, and extended one charter with CMA CGM, securing continuing full coverage of our fleet. Consistent with our focus on positioning the Company to capitalize on favorable fundamentals in the mid-sized and smaller containership segments, we also put in place a $65 million growth credit facility in the quarter.”

SELECTED FINANCIAL DATA — UNAUDITED (thousands of U.S. dollars)

	Three months ended September 30, 2018	Three months ended September 30, 2017	Nine months ended September 30, 2018	Nine months ended September 30, 2017
Operating Revenue	35,859	41,216	106,969	121,117
Operating Income (Loss)	15,256	19,894	45,941	56,859
Net Income (Loss) for Common Shareholders	3,864	8,878	12,075	22,496
Adjusted EBITDA (1)	23,631	29,340	70,644	85,446
Normalised Net Income (1)	3,864	8,878	12,075	23,016

(1)

Adjusted EBITDA and Normalized net income (loss) are non-US Generally Accepted Accounting Principles (US GAAP) measures, as explained further in this press release, and are considered by Global Ship Lease to be useful measures of its performance. Reconciliations of such non-GAAP measures to the interim unaudited financial information are provided in this Earnings Release.

Revenue and Utilization

The fleet generated revenue from fixed rate, mainly long-term time charters of $35.9 million in the three months ended September 30, 2018, down $5.3 million on the comparative period in 2017, with the reduction in revenue as a consequence of the amendments to the charters of (i) Delmas Keta and GSL Julie whereby the day rate stepped down in September, 2017 from $18,465 per day to $7,800 per day, (ii) GSL Tianjin, where the rate stepped down in October 2017 from $34,500 per day to $13,000 per day and to $11,900 per day in January 2018 and again in mid-September 2018, (iii) OOCL Qingdao where the rate stepped down in March 2018 from $34,500 per day to $14,000 per day offset by (iv) revenue earned by GSL Valerie from July 1, 2018. There were 1,748 ownership days in the quarter, up 92 on the comparable period in 2017 from the addition of GSL Valerie on June 18, 2018. In the third quarter 2018, there were 10 days’ offhire, giving an overall utilization of 99.4%. In the comparable 2017 period, there was no offhire, giving an overall utilization of 100.0%.

For the nine months ended September 30, 2018, revenue was $107.0 million, down $14.1 million from revenue of $121.1 million in the comparative period of 2017, mainly due to the reasons noted above, as well as there being additional offhire in the comparative period from two more drydockings and a vessel grounding in March 2017.

The table below shows fleet utilization for the three and nine months ended September 30, 2018 and 2017, and for the years ended December 31, 2017, 2016, 2015 and 2014.

	Three months ended		Nine months ended
Days	Sept 30, 2018	Sept 30, 2017	Sept 30, 2018	Sept 30, 2017	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015	Dec 31, 2014
Ownership days	1,748	1,656	5,019	4,914	6,570	6,588	6,893	6,270
Planned offhire — scheduled drydock	(3)	0	(34)	(62)	(62)	(100)	(9)	(48)
Unplanned offhire	(3)	0	(10)	(30)	(40)	(3)	(7)	(12)
Idle time	(4)	0	(17)	0	0	0	(13)	(64)

Operating days	1,738	1,656	4,958	4,822	6,468	6,485	6,864	6,146
Utilization	99.4%	100.0%	98.8%	98.1%	98.4%	98.4%	99.6%	98.0%

In the three months ended September 30, 2018, there were no regulatory dry-dockings. There have been a total of two such dry-dockings year to date. No further regulatory dry-dockings are scheduled in 2018. There were no regulatory dry-dockings in the three months ended September 30, 2017. There were four such dry-dockings in the nine months ended September 30, 2017.

Vessel Operating Expenses

Vessel operating expenses, which include costs of crew, lubricating oil, spares and insurance, were $10.9 million for the three months ended September 30, 2018, compared to $10.6 million in the comparative period. The average cost per ownership day in the quarter was $6,232, compared to $6,401 for the comparative period, down $169 per day or 2.6%. The net reduction is primarily attributable to reduced crew costs and the release of reserves for insurance deductibles, offset by de minimis capital expenditure and miscellaneous costs that are expensed rather than capitalized.

For the nine months ended September 30, 2018, vessel operating expenses were $31.6 million or an average of $6,299 per day, compared to $31.9 million in the comparative period, or $6,487 per day. The $188, or 2.9%, reduction in vessel operating expenses per day is due mainly to reasons noted above.

Depreciation

Depreciation for the three months ended September 30, 2018 was $8.4 million, compared to $9.4 million in the third quarter 2017, with the reduction being due to the effect of lower book values for a number of vessels following impairment write downs taken in 2017.

Depreciation for the nine months ended September 30, 2018 was $24.7 million, compared to $28.6 million in the comparative period of 2017, with the reduction being due to the reason noted above.

Impairment

The Company’s accounting policies require that tangible fixed assets such as vessels are reviewed individually for impairment in case of trigger events or changes in circumstances to assess whether their carrying amounts are recoverable.

In September 2018, the Company agreed with CMA CGM to extend the charters on GSL Julie (formerly Julie Delmas) and entered a new charter with Maersk Line for GSL Ningbo (formerly OOCL Ningbo). These extensions triggered the performance of an impairment test on the two vessels. No impairment was identified.

In September 2017, the Company agreed with CMA CGM to extend the charters on Julie Delmas and Delmas Keta, by 12 months (plus or minus 45 days at the charterer’s option) at a fixed rate of $7,800 per vessel per day, commencing September 11, 2017 and September 20, 2017 respectively. These extensions triggered the performance of an impairment test on the two vessels. No impairment was identified.

General and Administrative Costs

General and administrative costs were $1.3 million in the three months ended September 30, 2018, the same as in the third quarter of 2017.

For the nine months ended September 30, 2018, general and administrative costs were $4.7 million, compared to $3.8 million for the comparative period in 2017. The increase was due to higher legal and professional fees, mainly in the three months ended March 31, 2018.

Other Operating Income

Other operating income in the three months ended September 30, 2018 was $1,000, compared to $2,000 in the third quarter of 2017.

For the nine months ended September 30, 2018, other operating income was $16,000, compared to $50,000 in the comparative period.

Adjusted EBITDA

As a result of the above, Adjusted EBITDA was $23.6 million for the three months ended September 30, 2018, down from $29.3 million for the three months ended September 30, 2017 due to lower total revenues from charter renewals, offset by lower vessel operating costs.

Adjusted EBITDA for the nine months ended September 30, 2018 was $70.6 million, compared to $85.4 million for the comparative period.

Interest Expense

Debt at September 30, 2018 totaled $412.9 million, comprising $360.0 million outstanding on our 9.875% notes due 2022, $44.8 million under our secured term loan, both of which were closed in October 2017 as part of a refinancing and $8.1 million outstanding under our growth facility, drawn against the GSL Valerie. The net proceeds of the refinancing, together with cash on hand, were used to refinance our previous 10.000% notes due 2019. In addition, all outstanding borrowings under both the previous revolving credit facility and the previous secured term loan were repaid and terminated.

Debt at September 30, 2017 totaled $401.1 million, comprised $346.3 million outstanding on our previous 10.000% notes due 2019, and $54.8 million outstanding under the revolving credit facility and the secured term loan.

Interest expense for the three months ended September 30, 2018, was $11.0 million, compared to $10.4 million for the three months ended September 30, 2017 on slightly higher borrowings following the draw-down of $8.1 million under the new growth facility, the inclusion of the commitment fee on the undrawn amount of the growth facility and amortization of deferred financing charges associated with that growth facility.

For the nine months ended September 30, 2018, interest expense was $32.5 million, compared to $32.4 million for the nine months ended September 30, 2017.

Interest income for the three months ended September 30, 2018 was $0.4 million, compared to $0.2 million in the comparative quarter in 2017 on higher cash balances and increased interest rates.

Interest income for the nine months ended September 30, 2018 was $1.0 million, compared to $0.3 million in the comparative period in 2017.

Taxation

Taxation for the three months ended September 30, 2018 was $13,000, compared to $15,000 in the third quarter of 2017.

Taxation for the nine months ended September 30, 2018 was $59,000, compared to $31,000 for the comparative period in 2017.

Earnings Allocated to Preferred Shares

The Series B Preferred Shares carry a coupon of 8.75%, the cost of which for the three months ended September 30, 2018 was $0.8 million, the same as in the comparative period.

The cost in the nine months ended September 30, 2018 was $2.3 million, the same as in the comparative period.

Net Income (Loss) Available to Common Shareholders

Net income available to common shareholders for the three months ended September 30, 2018 was $3.9 million. Net income for the three months ended September 30, 2017 was $8.9 million.

Normalized net income was the same as reported net income for both the three months ended September 30, 2018 and for the three months ended September 30, 2017.

Net income was $12.1 million for the nine months ended September 30, 2018. Net income was $22.5 million for the nine months ended September 30, 2017.

Normalized net income, which excludes, where relevant, the effect of any non-cash impairment charges, gains and losses on the purchase of notes and accelerated amortization of deferred financing charges and original issue discount consequent upon the retirement of notes, was the same as reported net income for the nine months ended September 30, 2018 and was $23.0 million for the nine months ended September 30, 2017.

Fleet

The following table provides information about the on-the-water fleet of 19 vessels as of September 30, 2018. 17 vessels were chartered to CMA CGM, one to OOCL and one to Maersk Line.

Vessel Name	Capacity TEUs (1)	Year Built	Remaining Charter Term (2) (years)	Earliest Charter Expiry Date	Latest Charter Expiry Date	Daily Charter Rate $
CMA CGM Matisse	2,262	1999	1.2	Sept 21, 2019	Mar 19, 2020	15,300
CMA CGM Utrillo	2,262	1999	1.2	Sept 11, 2019	Mar 10 2020	15,300
Delmas Keta	2,207	2003	0.1	Aug 6, 2018	Nov 4, 2018	7,800
GSL Julie	2,207	2002	0.4	Jan 20, 2019(6)	Mar 20, 2019	7,800
Kumasi	2,207	2002	0.1 - 2.3(3)	Nov 16, 2018	Mar 31, 2021	9,800
Marie Delmas	2,207	2002	0.1 - 2.3(3)	Nov 16, 2018	Mar 31, 2021	9,800
CMA CGM La Tour	2,272	2001	1.2	Sept 20, 2019	Mar 18, 2020	15,300
CMA CGM Manet	2,272	2001	1.2	Sept 7, 2019	Mar 05, 2020	15,300
CMA CGM Alcazar	5,089	2007	2.3	Oct 18, 2020	Apr 16, 2021	33,750
CMA CGM Château d’If	5,089	2007	2.3	Oct 11, 2020	Apr 09, 2021	33,750
CMA CGM Thalassa	11,040	2008	7.3	Oct 1, 2025	Mar 30, 2026	47,200
CMA CGM Jamaica	4,298	2006	4.2	Sept 17, 2022	Mar 16, 2023	25,350
CMA CGM Sambhar	4,045	2006	4.2	Sept 16, 2022	Mar 15, 2023	25,350
CMA CGM America	4,045	2006	4.2	Sept 19, 2022	Mar 18, 2023	25,350
CMA CGM Berlioz	6,621	2001	2.9	May 28, 2021	Nov 24, 2021	34,000
GSL Tianjin	8,063	2005	0.2	Sept 26, 2018(4)	Jan 26, 2019	11,900
OOCL Qingdao	8,063	2004	0.4	Jan 1, 2019	Mar 15, 2019	14,000
GSL Ningbo	8,063	2004	0.6	Nov 21, 2018(5)	Sep 21, 2019	11,500
GSL Valerie	2,824	2005	0.7	Jun 1, 2019	Jul 31, 2019	9,000

(1)	Twenty-foot Equivalent Units.
(2)	As at September 30, 2018, generally to mid-point of re-delivery period.
(3)

The charters for Kumasi and Marie Delmas were amended in July 2016 to, inter alia, provide us with three consecutive options to extend the charters at $9,800 per day. The first of these options was exercised in July 2017, extending the charters to end 2018. The two remaining options allow us to extend the charters to December 31, 2020 plus or minus 90 days at charterer’s option. The earliest possible re-delivery date, not taking into account our remaining options, is shown in the table.

(4)	Redelivery notice has not been received.
(5)

GSL Ningbo is chartered, from September 21, 2018, for a period of between two and 12 months, with a subsequent option for a 12-month extension (at charterer’s option). During the first three months, the charter is at a rate of $11,500 per day; during months four to six, at $12,100 per day; during months seven to 12, at $12,400 per day; and during the 12-month option period, at $18,000 per day.

(6)	On September 20, 2018 the charter of the GSL Julie was extended at the same daily charter rate to a minimum January 20, 2019 and maximum March 20, 2019 (at the charterer’s option).
(7)	Julie Delmas was renamed GSL Julie on September 2, 2018. OOCL Ningbo was renamed GSL Ningbo on September 18, 2018.

Conference Call and Webcast

Global Ship Lease will hold a conference call to discuss the strategic combination with Poseidon Containers on October, 30, 2018 at 10:00 a.m. Eastern Time. There are two ways to access the conference call:

(1) Dial-in: (877) 445-2556 or (908) 982-4670; Passcode: 2855409

Please dial in at least 10 minutes prior to 10:00 a.m. Eastern Time to ensure a prompt start to the call.

(2) Live Internet webcast and slide presentation: http://www.globalshiplease.com

If you are unable to participate at this time, a replay of the call will be available through November 15, 2018 at (855) 859-2056 or (404) 537-3406. Enter the code 2855409 to access the audio replay. The webcast will also be archived on the Company’s website: http://www.globalshiplease.com.

Annual Report on Form 20F

The Company’s Annual Report for 2017 is on file with the Securities and Exchange Commission. A copy of the report can be found under the Investor Relations section (Annual Reports) of the Company’s website at http://www.globalshiplease.com Shareholders may request a hard copy of the audited financial statements free of charge by contacting the Company at info@globalshiplease.com or by writing to Global Ship Lease, Inc, care of Global Ship Lease Services Limited, Portland House, Stag Place, London SW1E 5RS or by telephoning +44 (0) 207 869 8806.

About Global Ship Lease

Global Ship Lease is a containership charter owner. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under long-term, fixed rate charters to top tier container liner companies.

Global Ship Lease owns 19 vessels with a total capacity of 85,136 TEU and an average age, weighted by TEU capacity, at September 30, 2018 of 13.7 years. All 19 vessels are currently fixed on time charters, 17 of which are with CMA CGM. The average remaining term of the charters at September 30, 2018 is 2.0 years or 2.4 years on a weighted basis.

Reconciliation of Non-U.S. GAAP Financial Measures

A. Adjusted EBITDA

Adjusted EBITDA represents net income before interest income and expense including amortization of deferred finance costs, earnings allocated to preferred shares, income taxes, depreciation, amortization and impairment. Adjusted EBITDA is a non-US GAAP quantitative measure used to assist in the assessment of the Company’s ability to generate cash from its operations. We believe that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA is not defined in US GAAP and should not be considered to be an alternate to Net income or any other financial metric required by such accounting principles.

ADJUSTED EBITDA — UNAUDITED

(thousands of U.S. dollars)

		Three months ended Sept 30, 2018	Three months ended Sept 30, 2017	Nine months ended Sept 30, 2018	Nine months ended Sept 30, 2017
Net income (loss) available to common shareholders		3,864	8,878	12,075	22,496
Adjust:	Depreciation	8,375	9,446	24,703	28,587
	Impairment	—	—	—	—
	Interest income	(364)	(152)	(984)	(335)
	Interest expense	10,977	10,387	32,494	32,370
	Income tax	13	15	59	31
	Earnings allocated to preferred shares	766	766	2,297	2,297

Adjusted EBITDA		23,631	29,340	70,644	85,446

B. Normalized net income

Normalized net income represents net income adjusted for the premium paid on the tender offer together with the related accelerated amortization of deferred financing costs and original issue discount. Normalized net income is a non-GAAP quantitative measure which we believe will assist investors and analysts who often adjust reported net income for non-operating items that do not affect operating performance or operating cash generated. Normalized net income is not defined in US GAAP and should not be considered to be an alternate to net income or any other financial metric required by such accounting principles.

Normalized net income represents Net income (loss) adjusted for the unrealized gain (loss) on derivatives, the accelerated write off of a portion of deferred financing costs, impairment charges and gain of redemption of preferred shares. Normalized net income is a non-GAAP quantitative measure which we believe will assist investors and analysts who often adjust reported net income for non-operating items such as change in fair value of derivatives to eliminate the effect of non-cash non-operating items that do not affect operating performance or cash generated. Normalized net income is not defined in US GAAP and should not be considered to be an alternate to Net income (loss) or any other financial metric required by such accounting principles.

NORMALIZED NET INCOME — UNAUDITED

(thousands of U.S. dollars)

		Three months ended Sept 30, 2018	Three months ended Sept 30, 2017	Nine months ended Sept 30, 2018	Nine months ended Sept 30, 2017
Net income available to common shareholders		3,864	8,878	12,075	22,496
Adjust:	Premium paid on tender offer for notes	—	—	—	390
	Accelerated write off of deferred financing charges related to notes purchase and tender offer	—	—	—	61
	Accelerated write off of original issue discount related to notes purchase and tender offer	—	—	—	69

Normalized net income		3,864	8,878	12,075	23,016

Safe Harbor Statement

This communication contains forward-looking statements. Forward-looking statements provide Global Ship Lease’s current expectations or forecasts of future events. Forward-looking statements include statements about Global Ship Lease’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and Global Ship Lease cannot assure you that these projections included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors.

The risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	expectations regarding the future growth of the container shipping industry, including the rates of annual demand and supply growth;

•	the financial condition of our charterers, particularly CMA CGM, our principal charterer and main source of operating revenue, and their ability to pay charterhire in accordance with the charters;

•

Global Ship Lease’s financial condition and liquidity, including its ability to obtain additional waivers which might be necessary under the existing credit facility or obtain additional financing to fund capital expenditures, vessel acquisitions and other general corporate purposes;

•	Global Ship Lease’s ability to meet its financial covenants and repay its credit facilities;

•

Global Ship Lease’s expectations relating to dividend payments and forecasts of its ability to make such payments including the availability of cash and the impact of constraints under its credit facility;

•	future acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking and survey requirements and insurance costs;

•	general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;

•	assumptions regarding interest rates and inflation;

•	changes in the rate of growth of global and various regional economies;

•	risks incidental to vessel operation, including piracy, discharge of pollutants and vessel accidents and damage including total or constructive total loss;

•	estimated future capital expenditures needed to preserve its capital base;

•	Global Ship Lease’s expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of its ships;

•	Global Ship Lease’s continued ability to enter into or renew long-term, fixed-rate charters;

•	the continued performance of existing long-term, fixed-rate time charters;

•	Global Ship Lease’s ability to capitalize on its management’s and board of directors’ relationships and reputations in the containership industry to its advantage;

•	changes in governmental and classification societies’ rules and regulations or actions taken by regulatory authorities;

•	expectations about the availability of insurance on commercially reasonable terms;

•	unanticipated changes in laws and regulations including taxation;

•	potential liability from future litigation.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Global Ship Lease’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in Global Ship Lease’s filings with the SEC. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Global Ship Lease undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Global Ship Lease describes in the reports it will file from time to time with the SEC after the date of this communication.

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Income

(Expressed in thousands of U.S. dollars except share data)

	Three months ended September 30,				Nine months ended September 30,
	2018		2017		2018		2017
Operating Revenues
Time charter revenue		$4,009		$9,444		$14,116		$28,022
Time charter revenue — related party		31,850		31,772		92,853		93,095

		35,859		41,216		106,969		121,117

Operating Expenses
Vessel operating expenses		10,679		10,200		30,862		30,678
Vessel operating expenses — related party		215		400		751		1,200
Depreciation		8,375		9,446		24,703		28,587
General and administrative		1,335		1,278		4,728		3,843
Other operating income		(1)		(2)		(16)		(50)

Total operating expenses		20,603		21,322		61,028		64,258

Operating Income		15,256		19,894		45,941		56,859
Non Operating Income (Expense)
Interest income		364		152		984		335
Interest expense		(10,977)		(10,387)		(32,494)		(32,370)

Income before Income Taxes		4,643		9,659		14,431		24,824
Income taxes		(13)		(15)		(59)		(31)

Net Income		4,630		$9,644		$14,372		$24,793
Earnings allocated to Series B Preferred Shares		(766)		(766)		(2,297)		(2,297)

Net Income available to Common Shareholders		$3,864		$8,878		$12,075		$22,496

Earnings per Share
Weighted average number of Class A common shares outstanding
Basic (including RSUs without service conditions)		48,109,734		47,975,609		48,088,122		47,975,609
Diluted		48,387,397		47,975,609		48,358,562		47,975,609
Net income per Class A common share
Basic (including RSUs without service conditions)		$0.08		$0.19		$0.25		$0.47
Diluted		$0.08		$0.19		$0.25		$0.47
Weighted average number of Class B common shares outstanding
Basic and diluted		7,405,956		7,405,956		7,405,956		7,405,956
Net income per Class B common share
Basic and diluted	$	nil	$	nil	$	nil	$	nil

Global Ship Lease, Inc.

Interim Unaudited Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	September 30, 2018	December 31, 2017
Assets
Cash and cash equivalents	$94,539	$73,266
Accounts receivable	106	72
Due from related party	2,266	1,932
Prepaid expenses	3,569	918
Other receivables	170	458
Inventory	3,323	742
Other current assets	1,605	—

Total current assets	105,578	77,388

Vessels in operation	587,151	597,779
Restricted cash	525	—
Other fixed assets	6	10
Intangible assets	1	7

Total non-current assets	587,683	597,796

Total Assets	$693,261	$675,184

Liabilities and Stockholders’ Equity
Liabilities
Current portion of long term debt	40,000	40,000
Intangible liability — charter agreements	1,771	1,771
Deferred revenue	1,420	2,178
Accounts payable	276	1,486
Due to related party	2,545	2,813
Accrued expenses	16,575	8,788

Total current liabilities	62,587	57,036

Long term debt	359,920	358,515
Intangible liability — charter agreements	6,682	8,011
Deferred tax liability	25	17

Total long term liabilities	366,627	366,543

Total Liabilities	$429,214	$423,579

Commitments and contingencies	—	—
Stockholders’ Equity
Class A Common stock — authorized 214,000,000 shares with a $0.01 par value; 47,609,734 shares issued and outstanding (2017 — 47,609,734)	$476	$476
Class B Common stock — authorized 20,000,000 shares with a $0.01 par value; 7,405,956 shares issued and outstanding (2017 — 7,405,956)	74	74
Series B Preferred shares — authorized 16,100 shares with $0.01 par value; 14,000 shares issued and outstanding (2017 — 14,000)	—	—
Additional paid in capital	387,115	386,748
Accumulated deficit	(123,618)	(135,693)

Total Stockholders’ Equity	264,047	251,605

Total Liabilities and Stockholders’ Equity	$693,261	$675,184

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Cash Flows from Operating Activities
Net income	$4,630	$9,644	$14,372	$24,793
Adjustments to Reconcile Net income to Net Cash Provided by Operating Activities
Depreciation	8,375	9,446	24,704	28,587
Amortization of deferred financing costs	1,115	838	3,131	2,613
Amortization of original issue discount	201	258	602	883
Amortization of intangible liability	(443)	(452)	(1,329)	(1,356)
Share based compensation	45	—	136	—
Increase in accounts receivable and other assets	(1,005)	(1,706)	(2,342)	(1,905)
(Increase) decrease in inventory	(715)	46	(2,581)	(75)
Increase (decrease) in accounts payable and other liabilities	8,361	(7,747)	6,135	(8,495)
(Decrease) increase in unearned revenue	(248)	150	(758)	908
Increase (decrease) in related party balances	496	45	(603)	673
Unrealized foreign exchange loss	7	—	5	6

Net Cash Provided by Operating Activities	20,819	10,522	41,472	46,632

Cash Flows from Investing Activities
Cash paid for vessel improvements	—	—	(150)	(100)
Cash paid for vessels	(24)	—	(11,436)	—
Cash paid for other assets	—	—	—	(8)
Cash paid for drydockings	(877)	(701)	(2,104)	(4,632)

Net Cash Used in Investing Activities	(901)	(701)	(13,690)	(4,740)

Cash Flows from Financing Activities
Loan finance drawn down	8,125	—	8,125	—
Deferred financing costs incurred	(1,812)	—	(1,812)	—
Repurchase of secured notes	—	—	—	(19,501)
Repayment of credit facilities	—	(2,925)	(10,000)	(8,775)
Series B Preferred Shares — dividends paid	(766)	(766)	(2,297)	(2,297)

Net Cash Received from / (Used in) Financing Activities	5,547	(3,691)	(5,984)	(30,573)

Net Increase in Cash, Cash Equivalents and Restricted Cash	25,465	6,130	21,798	11,319
Cash and Cash Equivalents at Start of Period	69,599	59,432	73,266	54,243

Cash, Cash Equivalents and Restricted Cash at End of Period	$95,064	$65,562	$95,064	$65,562

Supplemental information
Total interest paid	$740	$18,313	$20,677	$37,991
Income tax paid	$30	$12	$58	$36

Exhibit II

GLOBAL SHIP LEASE, INC.

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2018

Global Ship Lease, Inc.

Interim Unaudited Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

		September 30, 2018	December 31, 2017
	Note
Assets
Cash and cash equivalents		$94,539	$73,266
Accounts receivable		106	72
Due from related party	6	2,266	1,932
Prepaid expenses		3,569	918
Other receivables		170	458
Inventory		3,323	742
Other current assets		1,605	—

Total current assets		105,578	77,388

Vessels in operation	4	587,151	597,779
Restricted cash	5	525	—
Other fixed assets		6	10
Intangible assets		1	7

Total non-current assets		587,683	597,796

Total Assets		$693,261	$675,184

Liabilities and Stockholders’ Equity
Liabilities
Current portion of long term debt	5	40,000	40,000
Intangible liability — charter agreements		1,771	1,771
Deferred revenue		1,420	2,178
Accounts payable		276	1,486
Due to related party	6	2,545	2,813
Accrued expenses		16,575	8,788

Total current liabilities		62,587	57,036

Long term debt	5	359,920	358,515
Intangible liability — charter agreements		6,682	8,011
Deferred tax liability		25	17

Total long term liabilities		366,627	366,543

Total Liabilities		$429,214	$423,579

Commitments and contingencies	7	—	—
Stockholders’ Equity
Class A Common stock — authorized 214,000,000 shares with a $0.01 par value; 47,609,734 shares issued and outstanding (2017 — 47,609,734)	8	$476	$476
Class B Common stock — authorized 20,000,000 shares with a $0.01 par value; 7,405,956 shares issued and outstanding (2017 — 7,405,956)	8	74	74
Series B Preferred shares — authorized 16,100 shares with $0.01 par value; 14,000 shares issued and outstanding (2017 — 14,000)	8	—	—
Additional paid in capital		387,115	386,748
Accumulated deficit		(123,618)	(135,693)

Total Stockholders’ Equity		264,047	251,605

Total Liabilities and Stockholders’ Equity		$693,261	$675,184

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Income

(Expressed in thousands of U.S. dollars except share data)

		Three months ended September 30,				Nine months ended September 30,
		2018		2017		2018		2017
	Note
Operating Revenues
Time charter revenue			$4,009		$9,444		$14,116		$28,022
Time charter revenue — related party	6		31,850		31,772		92,853		93,095

			35,859		41,216		106,969		121,117

Operating Expenses
Vessel operating expenses			10,679		10,200		30,862		30,678
Vessel operating expenses — related party	6		215		400		751		1,200
Depreciation	4		8,375		9,446		24,703		28,587
General and administrative			1,335		1,278		4,728		3,843
Other operating income			(1)		(2)		(16)		(50)

Total operating expenses			20,603		21,322		61,028		64,258

Operating Income			15,256		19,894		45,941		56,859
Non Operating Income (Expense)
Interest income			364		152		984		335
Interest expense			(10,977)		(10,387)		(32,494)		(32,370)

Income before Income Taxes			4,643		9,659		14,431		24,824
Income taxes			(13)		(15)		(59)		(31)

Net Income			4,630		$9,644		$14,372		$24,793
Earnings allocated to Series B Preferred Shares	8		(766)		(766)		(2,297)		(2,297)

Net Income available to Common Shareholders			$3,864		$8,878		$12,075		$22,496

Earnings per Share
Weighted average number of Class A common shares outstanding
Basic (including RSUs without service conditions)	10		48,109,734		47,975,609		48,088,122		47,975,609
Diluted	10		48,387,397		47,975,609		48,358,562		47,975,609
Net income per Class A common share
Basic (including RSUs without service conditions)	10		$0.08		$0.19		$0.25		$0.47
Diluted	10		$0.08		$0.19		$0.25		$0.47
Weighted average number of Class B common shares outstanding
Basic and diluted	10		7,405,956		7,405,956		7,405,956		7,405,956
Net income per Class B common share
Basic and diluted	10	$	nil	$	nil	$	nil	$	nil

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

		Three months ended September 30,		Nine months ended September 30,
		2018	2017	2018	2017
	Note
Cash Flows from Operating Activities
Net income		$4,630	$9,644	$14,372	$24,793
Adjustments to Reconcile Net income to Net Cash Provided by Operating Activities
Depreciation	4	8,375	9,446	24,704	28,587
Amortization of deferred financing costs	5	1,115	838	3,131	2,613
Amortization of original issue discount	5	201	258	602	883
Amortization of intangible liability		(443)	(452)	(1,329)	(1,356)
Share based compensation	9	45	—	136	—
Increase in accounts receivable and other assets		(1,005)	(1,706)	(2,342)	(1,905)
(Increase) decrease in inventory		(715)	46	(2,581)	(75)
Increase (decrease) in accounts payable and other liabilities		8,361	(7,747)	6,135	(8,495)
(Decrease) increase in unearned revenue		(248)	150	(758)	908
Increase (decrease) in related party balances	6	496	45	(603)	673
Unrealized foreign exchange loss		7	—	5	6

Net Cash Provided by Operating Activities		20,819	10,522	41,472	46,632

Cash Flows from Investing Activities
Cash paid for vessel improvements		—	—	(150)	(100)
Cash paid for vessels		(24)	—	(11,436)	—
Cash paid for other assets		—	—	—	(8)
Cash paid for drydockings		(877)	(701)	(2,104)	(4,632)

Net Cash Used in Investing Activities		(901)	(701)	(13,690)	(4,740)

Cash Flows from Financing Activities
Loan finance drawn down	5	8,125	—	8,125	—
Deferred financing costs incurred	5	(1,812)	—	(1,812)	—
Repurchase of secured notes	5	—	—	—	(19,501)
Repayment of credit facilities	5	—	(2,925)	(10,000)	(8,775)
Series B Preferred Shares — dividends paid	8	(766)	(766)	(2,297)	(2,297)

Net Cash Received from / (Used in) Financing Activities		5,547	(3,691)	(5,984)	(30,573)

Net Increase in Cash, Cash Equivalents and Restricted Cash		25,465	6,130	21,798	11,319
Cash and Cash Equivalents at Start of Period		69,599	59,432	73,266	54,243

Cash, Cash Equivalents and Restricted Cash at End of Period		$95,064	$65,562	$95,064	$65,562

Supplemental information
Total interest paid		$740	$18,313	$20,677	$37,991
Income tax paid		$30	$12	$58	$36

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Changes in Stockholders’ Equity

(Expressed in thousands of U.S. dollars except share data)

	Number of Common Stock at $0.01 Par value	Number of Series B Preferred Shares at $0.01 Par value	Common Stock	Series B Preferred Shares	Additional Paid in Capital	Accumulated Deficit	Stockholders’ Equity
Balance at January 1, 2017	54,981,565	14,000	$550	$—	$386,708	$(58,365)	$328,893
Restricted Stock Units (note 9)	—	—	—	—	40	—	40
Class A common shares issued (note 8)	34,125	—	—	—	—	—	—
Net loss for the period	—	—	—	—	—	(74,266)	(74,266)
Series B Preferred Shares dividend (note 8)	—	—	—	—	—	(3,062)	(3,062)

Balance at December 31, 2017	55,015,690	14,000	$550	$—	$386,748	$(135,693)	$251,605
Restricted Stock Units					367		367
Net income for the period	—	—	—	—	—	14,372	14,372
Series B Preferred Shares dividend (note 8)	—	—	—	—	—	(2,297)	(2,297)

Balance at September 30, 2018	55,015,690	14,000	$550	$—	$387,115	$(123,618)	$264,047

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements

(Expressed in thousands of U.S. dollars)

1.	General

On August 14, 2008, Global Ship Lease, Inc. (the “Company” or “GSL”) merged indirectly with Marathon Acquisition Corp. (“Marathon”), a company then listed on The American Stock Exchange. Following the merger, the Company became listed on the New York Stock Exchange on August 15, 2008.

2.	Nature of Operations and Basis of Preparation

(a)	Nature of Operations

The Global Ship Lease group owns and charters out containerships. As of September 30, 2018, the group owned 19 vessels; 17 were time chartered to CMA CGM, one to Orient Overseas Container Lines, and one to Maersk Line, with remaining charter periods ranging from 0.1 to 7.3 years.

The following table provides information about the 19 vessels owned as at September 30, 2018:

Vessel Name	Capacity TEUs (1)	Year Built	Remaining Charter Term (2) (years)	Earliest Charter Expiry Date	Latest Charter Expiry Date	Daily Charter Rate $
CMA CGM Matisse	2,262	1999	1.2	Sept 21, 2019	Mar 19, 2020	15,300
CMA CGM Utrillo	2,262	1999	1.2	Sept 11, 2019	Mar 10 2020	15,300
Delmas Keta	2,207	2003	0.1	Aug 6, 2018	Nov 4, 2018	7,800
GSL Julie (6)	2,207	2002	0.4	Jan 20, 2019(7)	Mar 20, 2019	7,800
Kumasi	2,207	2002	0.1 -2.3(3)	Nov 16, 2018	Mar 31, 2021	9,800
Marie Delmas	2,207	2002	0.1 - 2.3(3)	Nov 16, 2018	Mar 31, 2021	9,800
CMA CGM La Tour	2,272	2001	1.2	Sept 20, 2019	Mar 18, 2020	15,300
CMA CGM Manet	2,272	2001	1.2	Sept 7, 2019	Mar 05, 2020	15,300
CMA CGM Alcazar	5,089	2007	2.3	Oct 18, 2020	Apr 16, 2021	33,750
CMA CGM Château d’If	5,089	2007	2.3	Oct 11, 2020	Apr 09, 2021	33,750
CMA CGM Thalassa	11,040	2008	7.3	Oct 1, 2025	Mar 30, 2026	47,200
CMA CGM Jamaica	4,298	2006	4.2	Sept 17, 2022	Mar 16, 2023	25,350
CMA CGM Sambhar	4,045	2006	4.2	Sept 16, 2022	Mar 15, 2023	25,350
CMA CGM America	4,045	2006	4.2	Sept 19, 2022	Mar 18, 2023	25,350
CMA CGM Berlioz	6,621	2001	2.9	May 28, 2021	Nov 24, 2021	34,000
GSL Tianjin	8,063	2005	0.2	Sept 26, 2018(4)	Jan 26, 2019	11,900
OOCL Qingdao	8,063	2004	0.4	Jan 1, 2019	Mar 15, 2019	14,000
GSL Ningbo (6)	8,063	2004	0.6	Nov 21, 2018(5)	Sep 21, 2019	11,500
GSL Valerie	2,824	2005	0.7	Jun 1, 2019	Jul 31, 2019	9,000

(1)	Twenty-foot equivalent units
(2)	As at September 30, 2018, generally to mid-point of re-delivery period.
(3)

The charters for Kumasi and Marie Delmas were amended in July 2016 to, inter alia, provide us with three consecutive options to extend the charters at $9,800 per day. The first of these options was exercised in July 2017, extending the charters to end 2018. The two remaining options allow us to extend the charters to December 31, 2020 plus or minus 90 days at charterer’s option. The earliest possible re-delivery date, not taking into account our remaining options, is shown in the table.

(4)	Redelivery notice has not been received.
(5)

GSL Ningbo is chartered, from September 21, 2018, for a period of between two and 12 months, with a subsequent option for a 12-month extension (at charterer’s option). During the first three months, the charter is at a rate of $11,500 per day; during months four to six, at $12,100 per day; during months seven to 12, at $12,400 per day; and during the 12-month option period, at $18,000 per day.

(6)	Julie Delmas was renamed GSL Julie on September 2, 2018. OOCL Ningbo was renamed GSL Ningbo on September 18, 2018.
(7)

The charter of GSL Julie has been extended to minimum January 20, 2019 and maximum March 20, 2019 (at the charterer’s option) at the same daily charter rate of $7,800. The extension commenced in direct continuation of the existing charter with effect from October 26, 2018.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

2.	Nature of Operations and Basis of Preparation (continued)

(b)	Basis of Preparation

Counterparty risk

The majority of the Company’s revenues are derived from charters of vessels to CMA CGM. The Company is consequently highly dependent on the performance by CMA CGM of its obligations under these charters. The container shipping industry is volatile and has been experiencing a sustained cyclical downturn. Many container shipping companies have reported financial losses.

If CMA CGM ceases doing business or fails to perform its obligations under the charters, the Company’s business, financial position and results of operations would be materially adversely affected as it is probable that, even if the Company was able to find replacement charters, such replacement charters would be at significantly lower daily rates and for shorter durations. If such events occur, there would be significant uncertainty about the Company’s ability to continue as a going concern.

These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, nor to the amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

3.	Accounting Policies and Disclosure

The accompanying financial information is unaudited and reflects all adjustments, consisting solely of normal recurring adjustments, which, in the opinion of management, are necessary for a fair statement of financial position and results of operations for the interim periods presented. The financial information does not include all disclosures required under United States Generally Accepted Accounting Principles (“US GAAP”) for annual financial statements. These interim unaudited consolidated financial statements should be read in conjunction with the Company’s financial statements as of December 31, 2017 filed with the Securities and Exchange Commission on March 29, 2018 in the Company’s Annual Report on Form 20-F.

Impairment Testing

Fixed assets such as vessels are reviewed individually for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. An impairment charge is recognized when the sum of the expected undiscounted future cash flows from the asset over its estimated remaining useful life is less than its carrying amount and is recorded equal to the amount by which the asset’s carrying amount exceeds its fair value. Fair value is the net present value of estimated future cash flows, discounted by an appropriate discount rate.

The assumptions used involve a considerable degree of estimation. Actual conditions may differ significantly from the assumptions and thus actual cash flows may be significantly different to those expected with a material effect on the recoverability of each vessel’s carrying amount. The most significant assumptions made for the determination of expected cash flows are (i) charter rates on expiry of existing charters, which are based on forecast charter rates, where relevant, for the four years from the date of the impairment test and a reversion to the historical mean for each vessel thereafter (ii) off-hire days, which are based on actual off-hire statistics for the Company’s fleet (iii) operating costs, based on current levels escalated over time based on long term trends (iv) dry docking frequency, duration and cost, (v) estimated useful life which is assessed as a total of 30 years and (vi) estimated residual value. In the case of an indication of impairment, the results of a recoverability test would also be sensitive to the discount rate applied.

Recently issued accounting standards

ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)” was issued by the Financial Accounting Standards Board (“FASB”) in May 2014 and became effective for annual periods which began after December 15, 2017. This ASU superceded nearly all existing revenue recognition guidance under U.S. GAAP. An entity shall apply the guidance in this Topic to all contracts with customers, subject to several exceptions. The Company’s contracts with customers fall within the scope of Topic 840, Leases (updated to be Topic 842), and are therefore exempt from Topic 606 (ASC 606-10-15-2 (a)).

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

3.	Accounting Policies and Disclosure (continued)

Recently issued accounting standards (continued)

On July 30, 2018, the FASB issued ASU 2018-11, which provides entities with relief from the costs of implementing certain aspects of the new leasing standard, ASC 842, Leases. The ASU provides a new transition method and a practical expedient whereby lessors may elect to combine lease and associated non lease components, by class of underlying asset, in contracts meeting certain criteria. The option will be available to a lessor if (i) the timing and pattern of transfer for the lease component and non-lease components associated with that lease component are the same and (ii) the lease component, if accounted for separately, would be classified as an operating lease in accordance with ASC 842. If so elected, the lessor would account for the combined component based on its predominant characteristic and such accounting would need to be applied consistently to similar classes of underlying assets. The Company will adopt ASC 842 with effect from January 1, 2019 and expects to apply the practical expedient. As the predominant characteristic is the lease component, the Company will account for the operating leases under ASC 842 and does not anticipate, beyond additional disclosures, any material impact on the financial statements. For the operating lease for its office space, under ASC 842, a right-of-use asset and a corresponding lease liability for the remaining period of the lease will be recognised on the Consolidated Balance Sheet from January 1, 2019, and amortised on a straight line basis over the remaining lease term. Additional disclosures will be required, but there will be no material change to the Consolidated Statements of Income or Consolidated Statements of Cash Flows.

Management do not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material impact on the interim unaudited consolidated financial statements of the Company.

4.	Vessels in Operation, less Accumulated Depreciation

	September 30, 2018	December 31, 2017
Cost less impairment brought forward	$927,570	$1,003,440
Accumulated Depreciation	(340,419)	(318,037)
Vessel impairment during period	—	(87,624)

Net book value	$587,151	$597,779

Whilst charter rates in the spot market and asset values saw improvements through 2017, taking into account the seasonal as well as cyclical nature of the container shipping industry, the recovery was not considered to have been sufficiently sustained not to undertake a fleet-wide review for impairment as at December 31, 2017; which resulted in an impairment charge on five vessels, totalling $87,624, being recognised in the three months ended December 31, 2017.

In September 2018, the OOCL Ningbo was redelivered and the name changed to GSL Ningbo. A new charter was agreed with Maersk Line commencing September 21, 2018 for a period of two to 12 months (at the charterer’s option) at an initial rate of $11,500 per day (see note 2(a)). On September 20, 2018, the Company agreed with CMA CGM to extend the charter on GSL Julie (formerly Julie Delmas). The extension will commence in direct continuation of the existing charter with effect from October 26, 2018, maintaining the current rate of $7,800 per day. The extended term runs through January 20, 2019 to March 20, 2019 (at charterer’s option). These events triggered the performance of an impairment test on both vessels. No impairment was identified.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

5.	Long-Term Debt

	September 30, 2018	December 31, 2017
2022 Notes	$360,000	$360,000
Less original issue discount	(3,600)	(3,600)
Amortization of original issue discount	735	133

2022 Notes (note 5(d))	357,135	356,533
Super Senior Term Loan (note 5(e))	44,800	54,800
Term Loan Facility (note 5(f))	8,125	—
Less: Deferred financing costs (note 5(h))	(10,140)	(12,818)

Balance	399,920	398,515
Less: Current portion of 2022 Notes (note 5(d))	(20,000)	—
Less: Current portion of Super Senior Term Loan (note 5(e))	(20,000)	(40,000)

Non-current portion of Long-Term Debt	$359,920	$358,515

(a)	10.0% First Priority Secured Notes Due 2019

In March 2014 the Company issued $420,000 of 10.0% First Priority Secured Notes with a final maturity on April 1, 2019. These 2019 Notes were fully repaid and terminated on November 22, 2017 using proceeds of the issue of the 2022 Notes (see note 5(d)).

Interest on the 2019 Notes was payable semi-annually on April 1 and October 1 of each year. The 2019 Notes were secured by first priority ship mortgages on 16 of the Company’s 18 vessels and by assignments of earnings and insurances, a pledge over certain bank accounts, as well as share pledges over each subsidiary owning the 16 mortgaged vessels. In addition, the 2019 Notes were fully and unconditionally guaranteed, jointly and severally, by 18 of the Company’s then vessel owning subsidiaries and Global Ship Lease Services Limited.

The original issue discount was amortised on an effective interest rate basis over the life of the 2019 Notes.

Under the terms of the 2019 Notes the Company was required within 120 days following the end of each financial year, in which the Company has at least $1,000 of Excess Cash Flow, as defined, to offer to purchase up to a maximum offer amount of $20,000, such amount being the aggregate of 102% of the principal amount plus any accrued and unpaid interest thereon, up to, but not including, the purchase date. The first such offer, for 2014, in the maximum amount of $20,000, was launched on April 21, 2015. At the close of this offer, $350 nominal amount of 2019 Notes was tendered and accepted.

Following the sale of two vessels secured to the 2019 Notes in November and December 2015, the Company was required to offer the net sale proceeds, less a proportion to be used to repay part of the associated Revolving Credit Facility (see note 5(b)), to Noteholders (“Collateral Sale Offer”) within 90 days of receipt of the sale proceeds. The terms of the Collateral Sale Offer are the same as those of the annual Excess Cash Flow Offer. Consequently, on February 2, 2016, the Company launched a combined Excess Cash Flow Offer for 2015 and the Collateral Sale Offer in an aggregate amount of $28,417 (“Maximum Offer Amount”), at a purchase price of 102% of the aggregate principal amount plus any accrued and unpaid interest thereon, up to, but not including, the purchase date. At the close of this offer, the nominal amount of 2019 Notes tendered exceeded the Maximum Offer Amount and $26,662 were accepted on a pro rata basis.

The third Excess Cash Flow offer, for 2016, in the maximum amount of $20,000, was launched on March 22, 2017. At the close of this offer on April 19,2017, the 2019 Notes tendered exceeded the Maximum Offer Amount and $19,501 nominal amount of the 2019 Notes was accepted on a pro rata basis.

In May, August and November, 2016, the Company purchased $4,200, $5,000 and $18,000 of Notes respectively, in the open market. This gave rise to gains of $452, $475 and $1,938, which are included within Interest Expense in the Consolidated Statements of Income. These Notes were subsequently cancelled.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

5.	Long-Term Debt (continued)

(b)	Revolving Credit Facility

On March 19, 2014, and in connection with the 2019 Notes, the Company entered into a $40,000 senior secured revolving credit facility with Citibank N.A. (the “Revolving Credit Facility”) with a final maturity on October 1, 2018. The interest rate under the facility was USD LIBOR plus a margin of 3.25% and was payable at least quarterly. The outstanding balance of the Revolving Credit Facility was fully repaid on October 31, 2017 using proceeds of the Super Senior Term Loan (see note 5(e)).

(c)	Secured Term Loan

On July 29, 2015, the Company entered into a $35,000 secured term loan with DVB Bank SE (the “Secured Term Loan”) with a maturity five years after drawdown, with early repayment, inter alia, if the 2019 Notes were not refinanced by November 30, 2018, or if the vessel secured under the Secured Term Loan ceased to be employed on a charter for a period in excess of 90 days. This Secured Term Loan was fully repaid on October 26, 2017 using proceeds of the new Super Senior Term Loan (see note 5(e)) and cash on hand.

The Secured Term Loan bore interest at USD LIBOR plus a margin of 2.75% and was payable at least quarterly.

The Secured Term Loan was secured by a first priority ship mortgage on OOCL Tianjin and by assignment of earnings and insurances for the same vessel.

(d)	9.875% First Priority Secured Notes due 2022

On October 31, 2017 the Company completed the sale of $360,000 of 9.875% First Priority Secured Notes (“the 2022 Notes”) which mature on November 15, 2022. Proceeds after the deduction of the original issue discount, but before expenses, amounted to $356,400.

Interest on the 2022 Notes is payable semi-annually on May 15 and November 15 of each year, commencing on May 15, 2018. As at September 30, 2018 the 2022 Notes were secured by first priority ship mortgages on 18 of the Company’s vessels (the “Mortgaged Vessels”), and by assignments of earnings and insurances, pledges over certain bank accounts, as well as share pledges over each subsidiary owning a Mortgaged Vessel. In addition, the 2022 Notes are fully and unconditionally guaranteed, jointly and severally, by 18 of the Company’s vessel owning subsidiaries and Global Ship Lease Services Limited.

The Company is required to have a minimum cash balance of $20,000 on each test date, being March 31, June 30, September 30 and December 31 in each year.

The original issue discount is being amortised on an effective interest rate basis over the life of the 2022 Notes.

The Company is required to annually repay $40,000 for the first three years and $35,000 thereafter, across both the 2022 Notes and the new Super Senior Term Loan (see note 5(e)). Around the first and second anniversary of the issue of the 2022 Notes, the Company will offer to redeem $20,000 of the 2022 Notes at a purchase price of 102%. Any such offer not accepted will be applied to repay the Super Senior Term Loan at par. Should the amount outstanding under the Super Senior Term Loan be insufficient to absorb the repayment, the excess will be mandatorily redeemed against the 2022 Notes at 102%. Around the third anniversary of the issue of the 2022 Notes, the Company will mandatorily redeem $40,000 of the 2022 Notes at a purchase price of 102%, less any amount remaining under the Super Senior Term Loan. Around the fourth anniversary of the issue of the 2022 Notes, the Company will mandatorily redeem $35,000 of the 2022 Notes at a purchase price of 102%.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

5.	Long-Term Debt (continued)

(e)	Super Senior Term Loan

On October 26, 2017, and in connection with the 2022 Notes, the Company entered into a new $54,800 Super Senior Term Loan with Citibank N.A. (the “Super Senior Term Loan”). The term loan was drawn down in full on October 31, 2017 and matures no later than October 31, 2020. The interest rate is USD LIBOR plus a margin of 3.25% and is payable at least quarterly.

The collateral provided to the 2022 Notes also secures on a first priority basis the Super Senior Term Loan. The Company is required to have a minimum cash balance of $20,000 on each test date, being March 31, June 30, September 30 and December 31 in each year.

The Company is required to repay $10,000 semi-annually for the first two years and $7,400 semi-annually in the third year on April 30 and October 31. Amounts outstanding can also be repaid in line with the repayment mechanism set out in note 5(d) above.

(f)	Non-Revolving Secured Term Loan Facility

On September 7, 2018, the Company and certain subsidiaries entered into a facility agreement with Hayfin Services LLC (the “Lenders”) which provides for a secured term loan facility of up to $65,000 (the “Term Loan Facility”). The Term Loan Facility is to be borrowed in tranches and used in connection with the acquisition of vessels as specified in the Term Loan Facility or as otherwise agreed with the Lenders. The Term Loan Facility, which is non-amortizing, is available for drawing until May 10, 2019 (the “Availability Period”), and has a final maturity date of July 16, 2022. The interest rate is USD LIBOR plus a margin of 5.5% and is payable at each quarter end date. A commitment fee of 2.0% per annum is due on the undrawn commitments until May 10, 2019.

Any debt drawn under the Term Loan Facility will be secured by first priority ship mortgage on the acquired vessel (the “Facility Mortgaged Vessel”) and by assignments of earnings and insurances, pledges over certain bank accounts, as well as share pledges over each subsidiary owning a Facility Mortgaged Vessel. In addition, the Term Loan Facility is fully and unconditionally guaranteed, jointly and severally, by the Company, GSL Holdings, Inc. and Facility Mortgaged Vessel owning subsidiaries.

An initial tranche of $8,125 was drawn on September 10, 2018 in connection with the acquisition of the GSL Valerie. Any future tranche cannot exceed 65% of the charter free market value of the vessel to be acquired.

The Company is required to have a minimum cash balance of $20,000 on each test date, being March 31, June 30, September 30 and December 31 in each year. The Company is also required to hold, at all times, a cash balance of $500 per Facility Mortgaged Vessel and a reserve for dry docking costs of the Facility Mortgaged Vessels; these are both shown in the Balance Sheet as Restricted Cash.

(g)	Repayment Schedule

Based on scheduled repayments from October 1, 2018 the long term debt, comprising the 2022 Notes, the Super Senior Term Loan, and the Term Loan Facility, will be reduced in each of the relevant periods as follows:

Year ending September 30,
2019	$40,000
2020	37,400
2021	32,600
2022	43,125
2023	259,800

412,925
Less: amortization of original issue discount	(2,865)
Less: amortization of deferred financing costs	(10,140)

$399,920

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

5.	Long-Term Debt (continued)

(h)	Deferred financing costs

	September 30, 2018	December 31, 2017
Opening balance	$12,818	$7,100
Expenditure in the period	307	13,177
Amortization included within interest expense	(2,985)	(7,459)

Closing balance	$10,140	$12,818

Costs amounting to $13,177 were incurred in connection with the Company’s issue of the 2022 Notes and agreeing the Super Senior Term Loan. These are being amortized on an effective interest rate basis over the life of the financings for which they were incurred.

The Company incurred costs during 2018 amounting to $2,058 in relation to the agreement and initial drawdown of the Term Loan Facility (see note 5(f)). The arrangement fees for the Term Loan Facility are presented as Other Current Assets and amortized on a straight line basis over the Availability Period. Debt issuance costs for each tranche drawn down, are presented as a direct deduction from the carrying amount of that debt, and amortized on a straight line basis over the life of the term loan remaining.

The remaining unamortized balance of deferred financing costs related to the 2019 Notes and the Secured Term Loan, which were fully repaid and terminated in October 2017, amounting to $4,191 was written off and recorded within interest expense within the Consolidated Statements of Income in the quarter ended December 31, 2017. As the replacement of the Revolving Credit Facility with the Super Senior Term Loan is deemed to be a debt modification, the remaining unamortized balance of deferred financing costs related to the Revolving Credit Facility are carried forward and being amortized with the costs of the Super Senior Term Loan.

6.	Related Party Transactions

CMA CGM is presented as a related party as it was, until the merger referred to in note 1, the parent company of Global Ship Lease, Inc. and at September 30, 2018, is a significant shareholder of the Company, owning Class A and Class B common shares representing a 44.4% voting interest in the Company.

Amounts due to and from CMA CGM companies are shown in the Consolidated Balance Sheets. The current account balances at September 30, 2018 and December 31, 2017 relate to amounts payable to or recoverable from CMA CGM group companies. The majority of the Company’s charter arrangements are with CMA CGM and one of its subsidiaries provides the Company with ship management services for some of its vessels.

Time Charter Agreements

The majority of the Company’s time charter arrangements are with CMA CGM. Under these time charters, hire is payable in advance and the daily rate is fixed for the duration of the charter. The charters are for remaining periods as at September 30, 2018 of between 0.1 and 7.3 years (see note 2(a)). Of the $386,034 maximum contracted future charter hire receivable (including all periods at the Company’s option) for the fleet set out in note 7, $381,854 relates to the 17 vessels that were chartered to CMA CGM as at September 30, 2018. Revenues generated from charters to CMA CGM are shown separately in the Consolidated Statements of Income.

Ship Management Agreements

As at September 30, 2018, the Company outsourced day to day technical management of 7 of its vessels to CMA Ships Limited (“CMA Ships”), a wholly owned subsidiary of CMA CGM. The Company pays CMA Ships an annual management fee of $123 per vessel (2017: $123) and reimburses costs incurred by CMA Ships on its behalf, mainly being for the provision of crew, lubricating oils and routine maintenance. Such reimbursement is subject to a cap per day per vessel, depending on the vessel. The impact of the cap is determined annually on a vessel by vessel basis for so long as the initial charter remains in place; no claims have been made under the cap agreement. Ship management fees related to CMA Ships are shown separately in the Consolidated Statements of Income.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

6.	Related Party Transactions (continued)

Except for transactions with CMA CGM companies, the Company did not enter into any other related party transactions.

7.	Commitments and Contingencies

Charter Hire Receivable

The Company has entered into time charters for its vessels. The charter hire is fixed for the duration of the charter. The maximum contracted annual future charter hire receivable (not allowing for any offhire and assuming expiry at the mid-point between the earliest and latest possible end dates) for the 19 vessels as at September 30, 2018, and assuming the owner’s options included in the charters for Kumasi and Marie Delmas are exercised, is as follows:

Year ending September 30,
2019	120,170
2020	93,976
2021	65,058
2022	44,986
2023	23,075
Thereafter	38,769

$386,034

8.	Share Capital

At September 30, 2018 the Company had two classes of common shares. The rights of holders of Class B common shares are identical to those of holders of Class A common shares, except that the dividend rights of holders of Class B common shares are subordinated to those of holders of Class A common shares. Dividends, when declared, must be paid as follows:

•	firstly, to all Class A common shares at the applicable rate for the quarter;

•	secondly, to all Class A common shares until they have received payment for all preceding quarters at the rate of $0.23 per share per quarter;

•	thirdly, to all Class B common shares at the applicable rate for the quarter;

•	then, to all Class A and B common shares as if they were a single class.

The Class B common shares remain subordinated until the Company has paid a dividend at least equal to $0.23 per quarter per share on both the Class A and Class B common shares for the immediately preceding four-quarter period. Due to the requirements described above, Class B common shares cannot receive any dividend until all Class A common shares have received dividends representing $0.23 per share per quarter for all preceding quarters. Should the notional arrearages of dividend on the Class A common shares be made up and a dividend at the rate of $0.23 per share be paid for four consecutive quarters, the Class B common shares convert to Class A common shares on a one-for-one basis. Also, each Class B common share will convert into a Class A common share on a change of control of the Company.

A dividend of $0.10 per Class A common share was paid on August 24, 2015 and on November 24, 2015. Prior to these, the last quarter for which a dividend was paid was the fourth quarter 2008 at $0.23 per Class A common share.

Restricted stock units have been granted periodically to the Directors and management, under the Company’s 2008 Equity Incentive Plan, as part of their compensation arrangements (see note 9). On August 28, 2015, the Company adopted the 2015 Equity Incentive Plan. The 2008 Equity Incentive Plan was closed. The 2015 Plan permits a maximum issuance of 1,500,000 shares. On 29 December 2017, 34,125 shares were issued under the 2015 Plan, representing 20% of the directors’ base fee for 2017. On March 31, June 30, September 30 and December 30, 2016, 8,529, 8,534, 8,534 and 8,528 shares respectively, were issued under the 2015 Plan, representing 20% of directors’ base fee for the quarters ended March 31, June 30, September 30, and December 31, 2016. In both years, the number of shares to be issued was determined on the basis of a notional value per share of $4.00 rather than market values.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

8.	Share Capital (continued)

On August 20, 2014, the Company issued 1,400,000 depositary shares, each of which represents 1/100th of one share of the Company’s 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares (the “Series B Preferred Shares”). Dividends are payable at 8.75% per annum in arrears on a quarterly basis. At any time after August 20, 2019 (or within 180 days after the occurrence of a fundamental change), the Series B Preferred Shares may be redeemed, at the discretion of the Company, in whole or in part, at a redemption price of $2,500.00 per share (equivalent to $25.00 per depositary share). The net proceeds from the offering were $33,497. These shares are classified as Equity in the Consolidated Balance Sheets. The dividends payable on the Series B Preferred Shares are presented as a reduction of Retained Earnings in the Consolidated Statements of Equity, when and if declared by the Board of Directors. An initial dividend was declared on September 22, 2014 for the third quarter 2014. Subsequent quarterly dividends have been declared, the last of which was on September 6, 2018 for the third quarter 2018.

9.	Share-Based Compensation

Share based awards since January 1, 2017, are summarized as follows:

	Restricted Stock Units
	Number of Units	Weighted Average Fair Value on Grant Date	Actual Fair Value on Vesting Date
Unvested as at January 1, 2017	500,000	$2.42	n/a

Unvested as at December 31, 2017	500,000	$2.42	n/a

Granted January 8, 2018	200,000	1.16	n/a
Granted March 1, 2018	200,000	1.13	n/a

Unvested as at September 30, 2018	900,000	$1.85	n/a

Using the graded vesting method of expensing the restricted stock unit grants, the calculated weighted average fair value of the stock units is recognized as compensation cost in the Consolidated Statements of Income over the vesting period. During the three months and nine months ended September 30, 2018, the Company recognized $45 (2017: $ nil) and $136 (2017: $ nil) share based compensation cost. As at September 30, 2018, there was $91 unrecognized compensation cost relating to the above share based awards (December 31, 2017: $ nil).

Restricted stock units granted to four members of management on September 2, 2011 were to vest over two years; half during September and October 2012 and the remaining half during September and October 2013. In March 2012, these grants were amended and restated to provide that vesting would occur only when the individual leaves employment, for whatever reason, provided that this was after September 30, 2012 in respect of half of the grant and after September 30, 2013 for the other half of the grant. Restricted stock units granted to management on March 13, 2012 are expected to vest when the individual leaves employment, provided that this is after September 30, 2014 and is not as a result of resignation or termination for cause. Restricted stock units granted to management on March 7, 2013 are expected to vest when the individual leaves employment, provided that this is after September 30, 2015 and is not as a result of resignation or termination for cause.

On August 28, 2015, the Company adopted the 2015 Equity Incentive Plan which allows the Board of Directors to grant employees, consultants and directors of the Company and its subsidiaries, options, stock appreciation rights, stock grants, stock units and dividend equivalents on substantially the same terms as the 2008 Plan, which was closed for further awards. The 2015 Plan permits a maximum issuance of 1,500,000 shares.

Restricted stock units were granted to four members of management on March 3, 2016, under the 2015 Plan and divided into two tranches. The first tranche (100,000 restricted stock units) will vest when the individual leaves employment, provided that this was after December 31, 2016 and is not for cause. The second tranche (100,000 restricted stock units) also vests after December 31, 2016 on the same terms, but, in addition, only if and when the stock price has been at or above $5.00 for 20 consecutive trading days and provided that this has occurred before December 31, 2019.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except per share data)

9.	Share-Based Compensation (continued)

Restricted stock units were granted to five members of management on January 8, 2018 under the 2015 Plan, as part of their 2017 remuneration, divided into two tranches. The first tranche (100,000 restricted stock units) will vest when the individual leaves employment, provided that this was after March 31, 2018 and is not for cause. The second tranche (100,000 restricted stock units) also vests after March 31, 2018 on the same terms, but, in addition, only if and when the stock price has been at or above $3.00 for 20 consecutive trading days and provided that this has occurred before December 31, 2020.

Restricted stock units were granted to five members of management on March 1, 2018 under the 2015 Plan, as part of their 2018 remuneration, divided into two tranches. The first tranche (100,000 restricted stock units) will vest when the individual leaves employment, provided that this is after March 31, 2019 and is not for cause. The second tranche (100,000 restricted stock units) also vests after March 31, 2019 on the same terms, but, in addition, only if and when the stock price has been at or above $3.00 for 20 consecutive trading days and provided that this has occurred before December 31, 2021.

During the years ended December 31, 2017 and 2016, 34,125 shares were issued under the 2015 Plan to the Directors, representing 20% of directors’ base fee for 2017 and 2016 respectively. The number of shares to be issued was determined on the basis of a notional value per share of $4.00 rather than market values.

10.	Earnings per Share

Basic earnings per common share is presented under the two-class method and is computed by dividing the earnings applicable to common stockholders by the weighted average number of common shares outstanding for the period.

Under the two class method, net income available to common stockholders, if any, is first reduced by the amount of dividends declared in respect of common shares for the current period, if any, and the remaining earnings are allocated to common shares and participating securities to the extent that each security can share the earnings assuming all earnings for the period are distributed. The Class B common shareholders’ dividend rights are subordinated to those of holders of Class A common shares (see note 8). Net income for the relevant period is allocated based on the contractual rights of each class of security and as there was insufficient net income to allow any dividend on the Class B common shares no earnings were allocated to Class B common shares.

Losses are only allocated to participating securities in a period of net loss if, based on the contractual terms, the relevant common shareholders have an obligation to participate in such losses. No such obligation exists for Class B common shareholders and, accordingly, losses would only be allocated to the Class A common shareholders.

At September 30, 2018, there were 900,000 restricted stock units granted and unvested as part of management’s equity incentive plan. As of September 30, 2018 only Class A and B common shares are participating securities.

For the three and nine months ended September 30, 2018, the diluted weighted average number of shares includes the incremental effect of outstanding stock based incentive awards. For the three and nine months ended September 30, 2017, the diluted weighted average number of Class A common shares outstanding is the same as the basic weighted average number of shares outstanding, including the RSU’s without service conditions. The diluted weighted average number of shares excludes any outstanding share-based incentive awards as these would have had an antidilutive effect.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except per share data)

10.	Earnings per Share (continued)

(In thousands, except share data)	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Class A common shares
Weighted average number of common shares outstanding (B)	47,609,734	47,575,609	47,609,734	47,575,609
Weighted average number of RSUs without service conditions (note 9) (B)	500,000	400,000	478,388	400,000
Dilutive effect of share-based awards	277,663	—	270,440	—

Common shares and common share equivalents (F)	48,387,397	47,975,609	48,358,562	47,975,609

Class B common shares
Basic weighted average number of common shares outstanding (D)	7,405,956	7,405,956	7,405,956	7,405,956
Dilutive effect of share-based incentive awards	—	—	—	—

Common shares (H)	7,405,956	7,405,956	7,405,956	7,405,956

Basic Earnings per Share
Net income available to shareholders	$3,864	$8,878	$12,076	$22,496
Available to:
- Class A shareholders for period	$3,864	$8,878	$12,076	$22,496
- Class A shareholders for arrears	—	—	—	—
- Class B shareholders for period	—	—	—	—
- allocate pro-rata between Class A and B	—	—	—	—
Net income available for Class A (A)	$3,864	$8,878	$12,076	$22,496
Net income available for Class B (C)	—	—	—	—
Basic Earnings per share:
Class A (A/B)	$0.08	$0.19	$0.25	$0.47
Class B (C/D)	—	—	—	—
Diluted Earnings per Share
Net income available to common shareholders	$3,864	$8,878	$12,076	$22,496
Available to:
- Class A shareholders for period	$3,864	$8,878	$12,076	$22,496
- Class A shareholders for arrears	—	—	—	—
- Class B shareholders for period	—	—	—	—
- allocate pro rata between Class A and B	—	—	—	—
Net income available for Class A (E)	$3,864	$8,878	$12,076	$22,496
Net income available for Class B (G)	—	—	—	—
Diluted Earnings per share:
Class A (E/F)	$0.08	$0.19	$0.25	$0.47
Class B (G/H)	—	—	—	—

11.	Subsequent Events

On October 29, 2018, the Company announced that it had entered into a definitive merger agreement with Poseidon Containers Holdings LLC and K&T Marine LLC Poseidon Containers for a stock-for-stock transaction to create a leading containership charter owner focused on mid-sized and smaller vessels. The combined company will have a fleet of 38 vessels with a total capacity of 198,793 TEU.